EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2014
Assets
Current assets:
Cash and cash equivalents	$13,433
Receivables, net	352,244
Income taxes receivable	6,352
Inventories	137,643
Deferred income taxes	13,456
Prepaid expenses and other current assets	10,246
Total current assets	533,374
Property, plant and equipment, net	502,958
Goodwill	44,058
Identifiable intangible and other assets, net	177,499
Total	$1,257,889
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$279,838
Total current liabilities	279,838
Long-term debt	133,316
Deferred income taxes	100,003
Other long-term liabilities	58,753
Parent’s net investment:
Parent’s net investment	688,750
Accumulated other comprehensive loss	(2,771)
Total parent’s net investment	685,979
Total	$1,257,889

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended March 31, 2014
Net sales	$1,110,742
Cost of sales	917,875
Gross profit	192,867
Operating costs and expenses:
Selling and distribution	154,299
General and administrative	14,901
Amortization of intangibles	408
Restructuring and non-recurring costs	1,265
Total operating costs and expenses	170,873
Operating income	21,994
Other expense:
Interest expense	2,947
Other expense, net	23,564
Total other expense	26,511
Loss from continuing operations before income taxes	(4,517)
Income taxes	(1,231)
Net loss	(3,286)
Other comprehensive loss, net of tax	(585)
Comprehensive loss	$(3,871)

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